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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                               (Amendment No. 9)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              VARLEN CORPORATION

                           (Name of Subject Company)

                        AMSTED INDUSTRIES INCORPORATED
                        TRACK ACQUISITION INCORPORATED
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
               (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   92224810
                     (CUSIP Number of Class of Securities)

                             Thomas C. Berg, Esq.
                        Track Acquisition Incorporated
                      c/o Amsted Industries Incorporated
                      44th Floor--Boulevard Towers South
                           205 North Michigan Avenue
                            Chicago, Illinois 60601
                                (312) 819-8470
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                               ----------------

                                  Copies to:

         Gary A. Goodman, Esq.                 Robert J. Minkus, Esq.
        Terrence R. Brady, Esq.                 Schiff Hardin & Waite
           Winston & Strawn                       6600 Sears Tower
         35 West Wacker Drive                  Chicago, Illinois 60606
        Chicago, Illinois 60601               Telephone: (312) 258-5500
       Telephone: (312) 558-5600

                           CALCULATION OF FILING FEE
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
           Transaction Valuation*                       Amount of Filing Fee**
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
     $750,999,774                                            $150,199.95

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   *For purposes of calculating the filing fee only. This amount assumes the purchase in cash of 17,880,947 Shares (equal to (A) the sum of (i) 17,035,728 Shares issued and outstanding as of August 1, 1999, according to Varlen Corporation (the "Company") plus (ii) 845,319 Shares subject to issuance upon exercise of options for Shares, according to the Company, less
  (B) 100 Shares beneficially owned by Track Acquisition Incorporated) at $42.00 per Share.
  **The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

                      Amount Previously Paid: $124,021.58
                        Form or Registration No.: 14D-1
                 Filing Party: Amsted Industries Incorporated
                           Date Filed: May 24, 1999

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

                                SCHEDULE 14D-1

   This Amendment No. 9 amends and supplements the Tender Offer Statement on
Schedule 14D-1, as amended, originally filed on May 24, 1999 (the "Schedule 14D-1") by Amsted Industries Incorporated, a Delaware corporation ("Parent"), and Track Acquisition Incorporated, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), with respect to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.10 per share (the "Common Stock"), of Varlen Corporation, a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 17, 1996, as amended, between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), pursuant to the Offer to Purchase dated May 24, 1999 (the "Offer to Purchase"), as amended and supplemented by the supplement thereto dated August 4, 1999 (the "Supplement"), and the related revised (green) Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Amendment No. 9 as Exhibits (a)(22) and (a)(23), respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Item 1. Security and Subject Company.

   (b) Reference is hereby made to the information set forth in the "Introduction" and Section 1 ("Amended Terms of the Offer; Expiration Date") of the Supplement, which is incorporated herein by reference.

   (c) Reference is hereby made to the information set forth in Section 2 ("Price Range of Shares; Dividends") of the Supplement, which is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

   (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Amended Terms of the Offer; Expiration Date"),
Section 4 ("Certain Information Concerning Parent and the Purchaser"), Section 5 ("Background of the Offer since July 9, 1999; Contacts with the Company"),
Section 6 ("Plans for the Company"), Section 7 ("The Merger Agreement") and
Section 8 ("Certain Conditions to the Offer") of the Supplement, which is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

   (a)-(b) Reference is hereby made to the information set forth in Section 9 ("Source and Amount of Funds") of the Supplement, which is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

   (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Amended Terms of the Offer; Expiration Date"),
Section 5 ("Background of the Offer since July 9, 1999; Contacts with the Company"), Section 6 ("Plans for the Company"), Section 7 ("The Merger Agreement") and Section 8 ("Certain Conditions to the Offer") of the Supplement, which is incorporated herein by reference.

Item 10. Additional Information.

   (b)-(c) Reference is hereby made to the information set forth in Section 10 ("Regulatory Compliance") of the Supplement, which is incorporated herein by reference.

   (f) Reference is hereby made to the entire text of the Supplement, which is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

 (a)(1)  Offer to Purchase, dated May 24, 1999.*

 (a)(2)  Form of Letter of Transmittal.*

 (a)(3) Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(4) Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(5)  Press Release, dated May 18, 1999.*

 (a)(6)  Press Release, dated May 24, 1999.*

 (a)(7)  Form of summary advertisement, dated May 24, 1999.*

 (a)(8)  Notice of Guaranteed Delivery.*

 (a)(9)  IRS Guidelines to Substitute Form W-9.*

 (a)(10) Press Release, dated June 7, 1999.*

 (a)(11) Form of letter dated June 11, 1999 from Morgan Stanley & Co.
         Incorporated to Parent.*

 (a)(12) Form of letter dated June 17, 1999 from Arthur W. Goetschel, Chairman,
         President and Chief Executive Officer of Parent, to Raymond A. Jean,
         President and Chief Executive Officer of the Company*

 (a)(13) Press Release, dated June 18, 1999.*

 (a)(14) Press Release, dated June 21, 1999.*

 (a)(15) Press Release, dated June 22, 1999.*

 (a)(16) Press Release, dated July 6, 1999.*

 (a)(17) Confidentiality/Standstill Agreement, dated July 9, 1999, between
         Parent and the Company.*

 (a)(18) Press Release, dated July 20, 1999.*

 (a)(19) Agreement and Plan of Merger, dated as of August 1, 1999, between
         Parent and the Company.*

 (a)(20) Joint press release issued by Parent and the Company, dated August 1, 1999, announcing the execution of the Merger Agreement and the extension of the Expiration Date.*

 (a)(21) Press Release, dated August 2, 1999.*

 (a)(22) Supplement to Offer to Purchase dated August 4, 1999.

 (a)(23) Revised Letter of Transmittal.

 (a)(24) Revised Notice of Guaranteed Delivery.

 (a)(25) Form of Second Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees.

 (a)(26) Form of Second Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.

 (b)     Commitment Letter, dated April 29, 1999.*

 (b)(2)  Commitment Letter, dated July 30, 1999.

 (c)     None.

 (d)     None.

 (e)     Not Applicable.

 (f)     None.

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*Previously filed.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1999

                                          Amsted Industries Incorporated

                                             /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title: Vice President, General
                                                 Counsel and Secretary

                                          Track Acquisition Incorporated

                                             /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title: Vice President and
                                                 Secretary

                                 EXHIBIT INDEX

 Exhibit
 Number  Description
 ------- -----------
 (a)(1)  Offer to Purchase, dated May 24, 1999.*

 (a)(2)  Form of Letter of Transmittal.*

 (a)(3) Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(4) Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(5)  Press Release, dated May 18, 1999.*

 (a)(6)  Press Release, dated May 24, 1999.*

 (a)(7)  Form of summary advertisement, dated May 24, 1999.*

 (a)(8)  Notice of Guaranteed Delivery.*

 (a)(9)  IRS Guidelines to Substitute Form W-9.*

 (a)(10) Press Release, dated June 7, 1999.*

 (a)(11) Form of letter dated June 11, 1999 from Morgan Stanley & Co.
         Incorporated to Parent.*

 (a)(12) Form of letter dated June 17, 1999 from Arthur W. Goetschel, Chairman,
         President and Chief Executive Officer of Parent, to Raymond A. Jean,
         President and Chief Executive Officer of the Company*

 (a)(13) Press Release, dated June 18, 1999.*

 (a)(14) Press Release, dated June 21, 1999.*

 (a)(15) Press Release, dated June 22, 1999.*

 (a)(16) Press Release, dated July 6, 1999.*

 (a)(17) Confidentiality/Standstill Agreement, dated July 9, 1999, between
         Parent and the Company.*

 (a)(18) Press Release, dated July 20, 1999.*

 (a)(19) Agreement and Plan of Merger, dated as of August 1, 1999, between
         Parent and the Company.*

 (a)(20) Joint press release issued by Parent and the Company, dated August 1, 1999, announcing the execution of the Merger Agreement and the extension of the Expiration Date.*

 (a)(21) Press Release, dated August 2, 1999.*

 (a)(22) Supplement to Offer to Purchase dated August 4, 1999.

 (a)(23) Revised Letter of Transmittal.

 (a)(24) Revised Notice of Guaranteed Delivery.

 (a)(25) Form of Second Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees.

 (a)(26) Form of Second Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.

 (b)     Commitment Letter, dated April 29, 1999.*

 (b)(2)  Commitment Letter, dated July 30, 1999.

 (c)     None.

 (d)     None.

 (e)     Not Applicable.

 (f)     None.

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   * Previously filed.